EXHIBIT 99.1

[GRAPHIC OMITTED] WEST COAST BANK



FOR IMMEDIATE RELEASE                                 CONTACT:
APRIL 4, 2005                                         ROBERT D. SZNEWAJS
                                                      PRESIDENT & CEO
                                                      503.598.3243

                                                      ANDERS GILTVEDT
                                                      CHIEF FINANCIAL OFFICER
                                                      503.598.3250

     WEST COAST BANCORP TO RECORD OTHER-THAN-TEMPORARY IMPAIRMENT ON FREDDIE
                  MAC PREFERRED STOCK IN FIRST QUARTER OF 2005

Lake Oswego, OR-- West Coast Bancorp (NASDAQ: WCBO) today announced that it intends to record an other-than-temporary impairment charge of approximately $803,000 after-tax, or $.05 per fully diluted share, in the first quarter of 2005 related to its $5 million investment in Freddie Mac preferred stock it purchased in November 1999. The impairment charge is a non-cash, non-operating charge. West Coast Bancorp holds this investment grade security in its available-for-sale investment portfolio. If the security had not been recorded as other-than-temporary impaired, the $803,000 after-tax investment loss would have been recorded as a reduction in other comprehensive income in our balance sheet on March 31, 2005. Therefore, the reclassification of the unrealized investment loss to an other-than-temporary impairment charge does not affect shareholders' equity.

President and CEO Robert D. Sznewajs said, "While this charge has a negative effect on reported Generally Accepted Accounting Principles (GAAP) earnings, we remain comfortable with analysts' 2005 earnings expectations in the range of $1.50 to $1.60 per diluted share referred to in our January earnings call, excluding the current charge of $.05 per diluted share. After factoring in the charge, GAAP earnings per diluted share expectations range is $1.45-$1.55."

The company based the decision to record an other-than-temporary impairment charge on the facts and circumstances surrounding the security at this time, including the duration and amount of the unrealized loss in the security, as well as the prospect for a change in market value within a reasonable period of time. The charge does not reflect management's current expectation for the long-term value of the security.

Forward Looking Statements:
Statements contained in this news release which are not historical facts are forward-looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which

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could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in reports filed by the Company with the Securities and Exchange Commission from time to time, including our most recent Form 10-K. Bancorp undertakes no obligation to publicly review or update forward-looking statements to reflect events or circumstances that arise after the date of this release.

West Coast Bancorp, one of Oregon Business Magazine's 100 Best Companies to Work For in 2004 and 2005, is a Northwest bank holding company with $1.8 billion in assets, operating 52 offices in Oregon and Washington. The company combines the sophisticated products and expertise of larger banks with the local decision making, market knowledge and customer service of a community bank. For more information, visit the Company web site at www.wcb.com.


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